Exhibit 99.2

Dear Employees,

We have been exploring ways to address employee stock option grants that are deeply “underwater,” meaning the exercise price is significantly higher than our current share price. I’m pleased to announce that we are asking stockholders to approve a one-time, voluntary exchange program that would allow you to exchange Eligible Options, at a 2-for-1 ratio, for new options. Eligible Options would be those options having an exercise price greater than $4.90 per share and not owned by directors or Excluded Officers as described in our preliminary proxy statement, which has been filed with the SEC.

Option exchanges are governed by SEC and NASDAQ regulations. Details of the proposed exchange program are outlined in our preliminary proxy statement, which can be found at http://www.sec.gov. Stockholders will vote on the proposal to approve the exchange program at our annual stockholders’ meeting on May 5, 2009. Should we receive the required stockholder approval and the Board of Directors determines to proceed with and commence the program, we will have up to six months after stockholder approval to commence the program.

Until stockholders approve the program and we decide to move forward, there’s nothing you need to do. We will provide you with additional information at that time.

Shane

The option exchange described in this letter has not yet commenced. US Auto Parts Network, Inc. will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.